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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         The Seibels Bruce Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   816006-20
                                (CUSIP Number)

                                 James L. Zech
                                Steven J. Tynan
                            High Ridge Capital, LLC
                                107 Elm Street
                              Four Stamford Plaza
                                P.O. Box 120043
                            Stamford, CT 06912-0043
                                (203) 705-2750
                                with a copy to:

                           James A. FitzPatrick, Jr.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                (212) 259-8000
                    ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 20, 1997
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 816006-20                                           Page 2 of 20 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  High Ridge Capital, LLC
                              -----------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   06-1459537

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                           WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                   703,124*
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                   0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                   703,124*
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         703,124*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%*
      ---
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

* Includes 351,562 shares issuable upon exercise of options held by the Reporting Person at any time before December 31, 1998, and 351,562 shares issuable upon exercise of options held by the Reporting Person at any time before December 31, 2000, as described in Items 3 and 4 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20                                           Page 3 of 20 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  High Ridge Capital Partners Limited Partnership
                              -----------------------------------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   06-1459533

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

               703,124*
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

               0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

               703,124*
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

               0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       703,124*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%*
       ---
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

* Includes 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 1998, and 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000; as described in Items 3 and 4 herein. The Reporting Person has entered into an agreement to purchase options representing the right to acquire an additional 703,124 shares of the Issuer, as described in Items 3 and 5 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20                                           Page 4 of 20 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  HRC General Partner Limited Partnership
                              ---------------------------------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   06-459536

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                          AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                703,124*
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                703,124*
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          703,124*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

      Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%*
          ---
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

* Includes 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 1998, and 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000, as described in Items 3 and 4 herein. High Ridge Capital Partners Limited Partnership, the general partner of which is the Reporting Person, has entered into an agreement to purchase options representing the right to acquire an additional 703,124 shares of the Issuer, as described in Items 3 and 5 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20                                           Page 5 of 20 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  James L. Zech
                              -------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                 703,124*
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                 0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                 703,124*
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

       Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%*
          ---
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* Includes 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC, of which the Reporting Person is a member, at any time before December 31, 1998, and 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000, as described in Items 3 and 4 herein.

                                 SCHEDULE 13D

CUSIP No. 816006-20                                           Page 6 of 20 Pages
          ---------                                                -    --
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:  Steven J. Tynan
                              ---------------

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   ###-##-####

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

--------------------------------------------------------------------------------
        7  SOLE VOTING POWER

                 703,124*
--------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                 0
--------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                 703,124*
--------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                 0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

       Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3%*
          ---
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* Includes 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC, of which the Reporting person is a member, at any time before December 31, 1998, and 351,562 shares issuable upon exercise of options held by High Ridge Capital, LLC at any time before December 31, 2000, as described in Items 3 and 4 herein.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of The Seibels Bruce Group, Inc., a South Carolina corporation. ("SBGI"). The address of the principal executive offices of SBGI is 1501 Lady Street, Columbia, South Carolina 29201.

     The Reporting Persons have entered into a Joint Filing Agreement dated November 24, 1997, attached hereto as Schedule I.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is filed on behalf of High Ridge Capital, LLC, a limited liability corporation organized under the laws of the State of Delaware ("High Ridge"), High Ridge Capital Partners Limited Partnership, a limited partnership organized under the laws of the State of Delaware (the "Partnership"), HRC General Partner Limited Partnership, a limited partnership organized under the laws of the State of Delaware ("HRC"), James L. Zech, an individual, and Steven J. Tynan, an individual, each a Reporting Person. High Ridge's principal business is to provide private equity advisory services. The Partnership is a private equity fund that invests exclusively in property/casualty insurance companies and related businesses. HRC is the general partner of the Partnership. High Ridge is the general partner of HRC. Mr. Zech and Mr. Tynan are the members of High Ridge.

(b) The address of the principal offices of High Ridge, the Partnership, HRC, Mr. Zech and Mr. Tynan is 107 Elm Street, Four Stamford Plaza, P.O. Box 120043, Stamford CT 06912-0043.

(c) Set forth in Schedule II to this Schedule 13D is the name, business address and present principal occupation or employment of each of the executive officers and directors of High Ridge.

(d) During the last five years, neither any Reporting Person nor any person identified in Schedule II has been convicted in a criminal proceeding.

(e) During the last five years, neither any Reporting Person nor any person identified in Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All directors and executive officers of High Ridge named in Schedule II are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to the Stock Option Purchase Agreement dated as of November 20, 1997 between and among Charles H. Powers, Walker S. Powers, Rex Huggins, Jane Huggins (collectively, the "SBGI Shareholders"), SBGI and High Ridge, (the "LLC Option Agreement"), High Ridge has purchased, for $1.00 payable to each of the SBGI Shareholders, options ("LLC Options") to purchase an aggregate of 703,124 shares of the common stock, par value $1.00 per share ("Common Stock") of SBGI. The source of the consideration paid by High Ridge was working capital. The LLC Option Agreement is attached as Exhibit I to this Schedule 13D.

        Pursuant to the Stock Option Purchase Agreement dated as of November 20, 1997 between and among the SBGI Shareholders, SBGI and the Partnership (the "Partnership Option Agreement"), the Partnership has agreed to purchase, for $1.00 payable to each of the SBGI Shareholders, options ("Partnership Options") to purchase an aggregate of 703,124 additional shares of Common Stock of SBGI. The source of the consideration to be paid by the Partnership will be working capital. The Partnership Option Agreement is attached as Exhibit II to this
Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        Each of High Ridge and the Partnership has acquired or agreed to acquire, as applicable, its respective Options for investment purposes. Pursuant to the LLC Option Agreement, one half of the LLC Options will expire on December 31, 1998 (the "1998 LLC Options") and the other half will expire on December 31, 2000 (the "2000 LLC Options"). Pursuant to the Partnership Option Agreement, one half of the Partnership Options will expire on December 31, 1998 (the "1998 Partnership Options") and the other half will expire on December 31, 2000 (the "2000 Partnership Options").

        Pursuant to the LLC Option Agreement, High Ridge has agreed that in the event that High Ridge should exercise any of the 1998 LLC Options, or transfer, sell or assign any of the 1998 LLC Options to a party other than a party controlled by or under common control with High Ridge, then High Ridge shall within 10 days after any such transaction, pay in cash to the SBGI Shareholders, pro rata in proportion to the 1998 LLC Options sold by such SBGI Shareholders pursuant to the LLC Option Agreement, an amount equal to the product of $2.00 and the number of shares of Common Stock subject to such 1998 LLC Options exercised, transferred, sold or assigned by High Ridge in accordance with
Section 4 of the LLC Option Agreement. Pursuant to Section 4 of the Partnership Option Agreement, the Partnership has agreed to the same terms with respect to the 1998 Partnership Options.

        High Ridge and the Partnership each intends to reexamine its investment in SBGI from time to time and, depending on market considerations and other factors, may exercise its options, or purchase or sell its options or shares of SBGI Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as it considers advisable.

        Pursuant to the LLC Option Agreement and the Partnership Option Agreement, respectively, the LLC Options and the Partnership Options each remain subject to certain provisions with respect to restrictions on transfer, registration rights and indemnification contained in the Stock Purchase Agreement dated as of January 29, 1996 between Charles H. Powers, Walker S. Powers and SBGI, and the amendment thereto and the Stock Option Agreement dated as of January 30, 1996 between the SBGI Shareholders and SBGI (together, the "1996 Agreements"). The 1996 Agreements are filed as Annexes A and B to SBGI's Definitive Proxy Statement on Schedule 14A filed on May 11, 1996, and are incorporated herein by reference.

     Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

   (a) The acquisition by any person of additional securities of SBGI, or the disposition of securities of SBGI;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SBGI or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of SBGI, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of SBGI;

   (f) Any other material change in SBGI's business or corporate structure;

   (g) Changes in SBGI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SBGI by any person;

   (h) Causing a class of securities of SBGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of SBGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

   (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) According to SBGI's Quarterly Report on Form 10-Q for the period ended September 30, 1997, there were 7,728,053 shares of SBGI Common Stock issued and outstanding as of October 31, 1997 ("Total Outstanding Shares").

     Pursuant to the LLC Option Agreement, High Ridge has acquired the LLC Options, which represent the right to acquire 703,124 shares of Common Stock, or 8.3% of the Total Outstanding Shares on a fully diluted basis without taking into consideration the Partnership Options. All of the Reporting Persons, as a group, have acquired beneficial ownership of the 703,124 shares of Common Stock represented by the LLC Options.

     Upon consummation of the transactions contemplated by the Partnership Option Agreement, the Partnership will acquire the Partnership Options, which represent the right to acquire an additional 703,124 shares of Common Stock, or 7.6% of the Total Outstanding Shares on a fully diluted basis taking into consideration the LLC Options. Upon consummation of the transactions contemplated by the Partnership Option Agreement, which is subject to the satisfaction of certain regulatory requirements of state insurance departments, each of the Reporting Persons would be deemed, as members of a group, to have acquired beneficial ownership of such additional 703,124 shares of Common Stock, raising the total aggregate beneficial ownership of each of the Reporting Persons in SBGI Common Stock to 15.4% on a fully diluted basis.

        (c) Neither any Reporting Person nor any person named in Schedule II, has effected any transaction in SBGI Common Stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Items 4 and 5 above, to each Reporting Person's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of SBGI, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                               DESCRIPTION

          I Stock Option Purchase Agreement, dated as of November 20, 1997, between and among Charles H. Powers, Walker S. Powers, Rex Huggins, Jane Huggins, High Ridge Capital, LLC and The Seibels Bruce Group, Inc.

         II Stock Option Purchase Agreement, dated as of November 20, 1997, between and among Charles H. Powers, Walker S. Powers, Rex Huggins, Jane Huggins, High Ridge Capital Partners Limited Partnership and The Seibels Bruce Group, Inc.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 26, 1997

                                                HIGH RIDGE CAPITAL, LLC


                                                By:  /s/ James L. Zech
                                                     -----------------
                                                Name:  James L. Zech
                                                Title: President

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 26, 1997

                                        HRC GENERAL PARTNER LIMITED PARTNERSHIP


                                        By:   High Ridge Capital, LLC
                                              -----------------------
                                        Its:  General Partner


                                                By:  /s/ James L. Zech
                                                     --------------------
                                                     Name:  James L. Zech
                                                     Title: President

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 26, 1997

                                  HIGH RIDGE CAPITAL PARTNERS
                                  LIMITED PARTNERSHIP


                                  By:   HRC General Partner Limited Partnership
                                       -----------------------------------------
                                  Its:  General Partner


                                        By:   High Ridge Capital, LLC
                                        Its:  General Partner


                                               By:  /s/ James L. Zech
                                                    --------------------
                                                    Name:  James L. Zech
                                                    Title: President

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 26, 1997

                                                /s/ James L. Zech
                                                -----------------
                                                James L. Zech

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 26, 1997

                                                /s/ Steven J. Tynan
                                                -------------------
                                                Steven J. Tynan

EXHIBIT INDEX

EXHIBIT
NO.                      DESCRIPTION

    I Stock Option Purchase Agreement, dated as of November 20, 1997 between and among Charles H. Powers, Walker S. Powers, Rex Huggins, Jane Huggins, High Ridge Capital, LLC and the Seibels Bruce Group, Inc.

   II Stock Option Purchase Agreement, dated as of November 20, 1997, between and among Charles H. Powers, Walker S. Powers, Rex Huggins, Jane Huggins, High Ridge Capital Partners Limited Partnership and The Seibels Bruce Group, Inc.

                                                                      Schedule I


                            JOINT FILING AGREEMENT
                            ----------------------

        The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the stock of The Seibels Bruce Group, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.


Dated:  November 25, 1997

                                    HIGH RIDGE CAPITAL, LLC


                                    By:   /s/  James L. Zech
                                        ----------------------
                                        Name:  James L. Zech
                                        Title: President


                                    HRC GENERAL PARTNER LIMITED PARTNERSHIP


                                    By:  High Ridge Capital, LLC
                                         -----------------------
                                    Its: General Partner


                                         By:   /s/  James L. Zech
                                             ---------------------
                                             Name:  James L. Zech
                                             Title: President


                                    HIGH RIDGE CAPITAL PARTNERS
                                    LIMITED PARTNERSHIP


                                    By:  HRC General Partner Limited Partnership
                                         ---------------------------------------
                                    Its: General Partner


                                            By:  High Ridge Capital, LLC
                                                 -----------------------
                                            Its: General Partner


                                                 By:    /s/  James L. Zech
                                                      ---------------------
                                                      Name:  James L. Zech
                                                      Title: President


                                    /s/  James L. Zech
                                    ------------------
                                    James L. Zech


                                    /s/ Steven J. Tynan
                                    -------------------
                                    Steven J. Tynan

                                                                     Schedule II

          DIRECTORS AND EXECUTIVE OFFICERS OF HIGH RIDGE CAPITAL, LLC

                                                                    PRINCIPAL OCCUPATION
                                                                        OR EMPLOYMENT
                              BUSINESS                               (IF DIFFERENT FROM
NAME              TITLES      ADDRESS                                       TITLE)
James L. Zech     Director    c/o High Ridge Capital, LLC
                              107 Elm Street, Four Stamford Plaza
                  President   P.O. Box 120043
                              Stamford, CT  06912

Steven J. Tynan   Director    c/o High Ridge Capital, LLC
                              107 Elm Street, Four Stamford Plaza
                  Principal   P.O. Box 120043
                              Stamford, CT  06912